# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trip.com Group Ltd., CIK 0001269238
CUSIP: G9066F101
Title of class of securities: Ordinary shares, par value US$0.00125 per share
Address of issuer's principal executive offices: 30 Raffles Place, #29-01, Singapore, Singapore (U0), 048622
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002038655

## Reporting persons
- James Jianzhang Liang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 19,531,542; sole dispositive power 0; shared dispositive power 19,531,542; aggregate amount beneficially owned 19,531,542 (3% of the class)
  Comment: Row 7, 8 and 9: Represents (i) 12,512,000 ordinary shares issuable to Mr. Liang upon exercise of options within 60 days, (ii) (a) 122,400 ordinary shares directly owned by Ms. Lau, (b) 1,511,012 ordinary shares and 3,937,754 ADSs directly owned by Smart Charm Limited, a British Vergin Islands company wholly owned and controlled by Ms. Lau, and (c) 1,413,336 ordinary shares directly owned by Wise Kingdom Group Limited, a British Virgin Islands wholly owned and controlled by Ms. Lau, and (iii) 35,040 ordinary shares directly held by certain other family members of Mr. Liang and beneficially owned by Mr. Liang and Ms. Lau.
  
  Row 11: Based on a total of 629,705,222 ordinary shares issued and outstanding as of March 31, 2026 and 12,512,000 ordinary shares issuable to Mr. Liang upon exercise of options within 60 days of March 31, 2026.
- Chung Lau: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 19,531,542; sole dispositive power 0; shared dispositive power 19,531,542; aggregate amount beneficially owned 19,531,542 (3% of the class)
  Comment: Row 7, 8 and 9: Represents (i) 12,512,000 ordinary shares issuable to Mr. Liang upon exercise of options within 60 days, (ii) (a) 122,400 ordinary shares directly owned by Ms. Lau, (b) 1,511,012 ordinary shares and 3,937,754 ADSs directly owned by Smart Charm Limited, a British Vergin Islands company wholly owned and controlled by Ms. Lau, and (c) 1,413,336 ordinary shares directly owned by Wise Kingdom Group Limited, a British Virgin Islands wholly owned and controlled by Ms. Lau, and (iii) 35,040 ordinary shares directly held by certain other family members of Mr. Liang and beneficially owned by Mr. Liang and Ms. Lau.
  
  Row 11: Based on a total of 629,705,222 ordinary shares issued and outstanding as of March 31, 2026 and 12,512,000 ordinary shares issuable to Mr. Liang upon exercise of options within 60 days of March 31, 2026.
- Smart Charm Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,448,766; sole dispositive power 0; shared dispositive power 5,448,766; aggregate amount beneficially owned 5,448,766 (0.9% of the class)
  Comment: Row 7, 8 and 9: Represents 1,511,012 ordinary shares and 3,937,754 ADSs directly owned by Smart Charm Limited, a British Vergin Islands company wholly owned and controlled by Ms. Lau.
  
  Row 11: Based on a total of 629,705,222 ordinary shares issued and outstanding as of March 31, 2026.
- Wise Kingdom Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,413,336; sole dispositive power 0; shared dispositive power 1,413,336; aggregate amount beneficially owned 1,413,336 (0.2% of the class)
  Comment: Row 7, 8 and 9: Represents 1,413,336 ordinary shares directly owned by Wise Kingdom Group Limited, a British Vergin Islands company wholly owned and controlled by Ms. Lau.
  
  Row 11: Based on a total of 629,705,222 ordinary shares issued and outstanding as of March 31, 2026.

## Item 1. Issuer
Name of issuer: Trip.com Group Ltd.
Address of issuer's principal executive offices: 30 Raffles Place, #29-01, Singapore 048622

## Item 2. Person Filing
Name of person filing:
James Jianzhang Liang

Chung Lau

Smart Charm Limited

Wise Kingdom Group Limited

(Collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 30 Raffles Place, #29-01 Singapore 048622
Citizenship: James Jianzhang Liang: Hong Kong Chung Lau: Hong Kong Smart Charm Limited: British Virgin Islands Wise Kingdom Group Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Percent of class: The responses of each Reporting Person to Row (11) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: The responses of each Reporting Person to Row (6) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The responses of each Reporting Person to Row (8) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James Jianzhang Liang: /s/ James Jianzhang Liang, James Jianzhang Liang (04/28/2026)
- Chung Lau: /s/ Chung Lau, Chung Lau (04/28/2026)
- Smart Charm Limited: /s/ Chung Lau, Chung Lau/Director (04/28/2026)
- Wise Kingdom Group Limited: /s/ Chung Lau, Chung Lau/Director (04/28/2026)